17008942

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SEC Mail Processing Section

MAR 01 2017

Washington DC 407

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-47077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/16 and ending 12/31/16

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CODA Markets, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
2624 Patriot Blvd
(No. and Street)

Glenview	IL	60026
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Edward O'Malley (224) 521-2700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Edward O'Malley**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of CODA Markets, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

SILE ANN GORMAN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
June 21, 2020

Edward O'Malley
Signature

President
Title

Notary Public 2/24/17

Edward O'Malley 2-28-17

2/28/17

NOTARY PUBLIC

SILE ANN GORMAN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
June 21, 2020

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
CODA Markets, Inc.

We have audited the accompanying statement of financial condition of CODA Markets, Inc. (the Company) (formerly known as PDQ ATS, Inc.) as of December 31, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CODA Markets, Inc. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 22, 2017

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423

CODA MARKETS, INC. (F/K/A PDQ ATS, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$ 3,910,811
Receivable from broker/dealers, less allowance for doubtful accounts of $120,000	3,129,918
Related party receivable	273,626
Other assets	209,076
TOTAL ASSETS	$ 7,523,431

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 2,966,433
Accrued income taxes	146,464
Deferred income tax liability	134,300
Total Liabilities	$ 3,247,197
Shareholder's Equity	
Common stock, $.01 par value; 20,000 shares authorized, 1,000 shares issued and outstanding	$ 10
Additional paid-in capital	1,921,299
Retained earnings	2,354,925
Total Shareholder's Equity	$ 4,276,234
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 7,523,431

The accompanying notes are an integral part of this financial statement.

CODA MARKETS, INC. (F/K/A PDQ ATS, INC.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2016

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – CODA Markets, Inc. (the "Company") (formerly known as PDQ ATS, Inc.), a wholly-owned subsidiary of PDQ Enterprises, LLC ("Enterprises"), was incorporated in the state of Connecticut on October 22, 1993. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is supplying transactional services through an alternative trading system.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CLEARING AGREEMENT

The Company has an agreement with a broker/dealer (Clearing Broker/dealer) whereby the Company's customers' securities transactions are cleared by the Clearing Broker/dealer on behalf of the Company. The Company is required to maintain a $500,000 deposit with the Clearing Broker/dealer to assure the Company's performance under the agreement. The initial term of this agreement was three years and automatically renews for successive one year terms unless written notification is provided 90 days prior to renewal date. Should the Company elect to terminate the agreement before the appropriate time of successive terms; the Company will pay a penalty of $25,000.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Net capital and aggregate indebtedness change from day to day, but at December 31, 2016, the Company had net capital and a net capital requirement of $3,190,062 and $207,766, respectively. The ratio of aggregate indebtedness to net capital was 98%.

NOTE 4 - OCCUPANCY LEASE

The Company has a lease for office space in Illinois through January 2019. The landlord is affiliated with the Company. Future minimum lease payments for this lease, exclusive of additional payments, will be $161,580, $161,580 and $13,465 for the years ending December 31, 2017, 2018 and 2019, respectively.

NOTE 4 - OCCUPANCY LEASE - *Continued*

The Company signed a lease in September 2014 for office space in New York. The rent is $3,002 per month and expires September 2017. Future minimum lease payments for this lease, exclusive of additional payments which may be required, will be $24,016 for the year ending December 31, 2017.

The Company also has office space in Connecticut expiring in November 2018. The rent is $2,550 per month through November 2018. Future minimum lease payments for this lease, exclusive of additional payments which may be required, will be $30,600 and $28,050 for the years ending December 31, 2017 and 2018, respectively.

The total expenditure for all occupancy for the year ended December 31, 2016 was $233,605.

NOTE 5 - RELATED PARTY TRANSACTIONS

As previously mentioned, the Company is a wholly-owned subsidiary of PDQ Enterprises, LLC. Pursuant to a written agreement between the Company and Enterprises, the Company is to reimburse Enterprises for certain compensation and related expenses it incurs on the Company's behalf. Management fee of $4,330,500 as reflected on the statement of operations, includes compensation and other related benefits pursuant to the agreement.

The Company also paid $8,400,000 for technology services and $364,000 for technology maintenance to Enterprises during 2016. The technology services fees are included in clearing and execution charges and the technology maintenance fees are included in other expenses, on the statement of operations.

In addition, through common ownership, the Company is affiliated with its landlord. Expenses incurred during the year ended December 31, 2016 relating to this related party agreement was $157,680 for the occupancy lease.

NOTE 6 - INCOME TAXES

The current income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes because the Company is subject to state income taxes, certain nondeductible expenses and the recognition of taxable temporary differences, primarily differences in recognition of revenue and expenses between book and tax.

Deferred taxes are provided on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary taxable differences arise from the Company subject to current income taxes on a cash basis and the financial statements presented on accrual basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2013.

NOTE 7 - MAJOR CUSTOMERS

There are four Broker/Dealer customers that represent 77% of total revenue and 72% of receivables from broker/dealers for the year ended December 31, 2016.

CODA MARKETS, INC. (F/K/A PDQ ATS, INC.)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL	
Total shareholder's equity	$4,276,234
Deductions:	
Nonallowable assets	(1,086,172)
NET CAPITAL	$3,190,062
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 207,766
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 207,766
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$3,247,197
Total aggregate indebtedness from statement of financial condition	$3,116,482
Percentage of Aggregate Indebtedness to Net Capital	98%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended on February 21, 2017.

See accompanying Report of Independent Registered Public Accounting Firm.

CODA MARKETS, INC. (F/K/A PDQ ATS, INC.)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS – *(Continued)*

DECEMBER 31, 2016

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016)	
Net capital, as originally reported in Company's Part IIA (unaudited) FOCUS Report	**$ 3,540,888**
Adjustment to related party	**(1,050,000)**
Adjustment to receivable from broker/dealer	**21,810**
Adjustment to accrued income taxes	**(137,336)**
Adjustment to deferred tax liability	**814,700**
Net Capital, Per previous page	**$ 3,190,062**

See accompanying Report of Independent Registered Public Accounting Firm.